Magic Software Enterprises Ltd.

5 Haplada Street,

Or Yehuda 60218, Israel

January 14, 2014

Mr. Mark P. Shuman

Branch Chief-Legal

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Magic Software Enterprises Ltd. Registration Statement on Form F-3, Filed December 19, 2013 File No. 333-192241

Dear Mr. Shuman:

Set forth below is the response of Magic Software Enterprises Ltd. (the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Registration Statement on Form F-3 that was filed on December 19, 2013.

We have repeated the Staff’s comment in italics and set forth our response in plain type below the comment.

Exhibit 5.1

1. With respect to the paragraph number 5, please obtain and file a revised opinion, which opines that the units will constitute valid and binding obligations of the company, or obtain an opinion that otherwise conforms with the requirements of paragraph (b)(5) of Item 601 of Regulation S-K. For guidance, see Section I I B(1) (h) of Staff Legal Bulletin No. 19.

Response

The legal opinion has been revised to opine that the units will constitute valid and binding obligations of the Company.

If you have any questions as to the contents of this letter, please contact our counsel, Steven J. Glusband at (212) 238-8605.

Thank you for your assistance.

Very truly yours,

/s/Guy Bernstein

Guy Bernstein

AB:gb